EXHIBIT 1 PROXY INFORMATION.


                                 REDDING BANCORP
                              1951 CHURN CREEK ROAD
                            REDDING, CALIFORNIA 96002


                                 March 19, 1999


Dear Shareholder:

        The Annual Meeting of Shareholders of Redding Bancorp will be held at 5:00 p.m. on April 20, 1999, in the lobby of Redding Bank of Commerce located at 1951 Churn Creek Road, Redding, California, 96002.

        The formal notice of the Annual Meeting and the Proxy Statement follows. A copy of the Redding Bancorp 1998 Annual Report to Shareholders is also enclosed.

        The Proxy Statement outlines the business to be conducted at the meeting, which in addition to the election of directors and the ratification of Deloitte & Touche LLP as the Company's independent auditors, includes proposals to amend and restate the Company's Articles of Incorporation. Your Board of Directors has approved these proposals and we urge you to vote FOR them.

        The full description of the proposals, the reasons for them and their possible effects are outlined at length in the Proxy Statement. We urge you to read it carefully. Each proposal to amend and restate the Company's Articles of Incorporation cannot be completed unless holders of a majority of the outstanding shares vote in favor of it.

        You are cordially invited to attend this year's meeting in person. However, a form of proxy and pre-addressed envelope are enclosed for your convenience in voting by proxy. We urge you to express your views by completing and returning your proxy whether or not you plan to attend the meeting. This will ensure the voting of your shares if you are unable to attend. If you do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposals. If you fail to return your proxy, you will in effect vote against the proposals. If you do attend the meeting, you may withdraw your proxy and vote in person if you choose.

                                       Sincerely,

                                       /s/ Russell L. Duclos
                                       -----------------------------------
                                       Russell L. Duclos
                                       President and
                                       Chief Executive Officer

                                 REDDING BANCORP

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD APRIL 20, 1999

To the Shareholders of Redding Bancorp:

    The Annual Meeting of Shareholders of Redding Bancorp, a California corporation (the "Company"), will be held at 5:00 p.m. on Tuesday, April 20, 1999, in the lobby of Redding Bank of Commerce located at 1951 Churn Creek Road, Redding, California, 96002, for the following purposes:

1. Election of Directors. Election of the following eight persons to the Board of Directors to serve until the 2000 Annual Meeting of Shareholders and until their successors shall be elected and qualified:

                        Robert C. Anderson     Kenneth R. Gifford, Jr.
                        Russell L. Duclos      Harry L. Grashoff, Jr.
                        Welton L. Carrel       Eugene L. Nichols
                        John C. Fitzpatrick    David H. Scott

2. Amendment of Articles of Incorporation Concerning Authorization of Preferred Stock. Approval of the amendment and restatement of the Company's Articles of Incorporation to authorize 2,000,000 shares of preferred stock.

3. Amendment of Articles of Incorporation Concerning Supermajority Voting and Fair Price Provision. Approval of the amendment and restatement of the Company's Articles of Incorporation to provide a supermajority voting and fair price provision for certain business combinations.

4. Amendment of Articles of Incorporation Concerning Action By Written Consent of Shareholders. Approval of the amendment and restatement of the Company's Articles of Incorporation to provide that shareholders may act by written consent in lieu of a meeting only if the Board of Directors has previously approved such action.

5. Amendment of Articles of Incorporation Concerning Limitation of Director Liability and Indemnification of Agents. Approval of the amendment and restatement of the Company's Articles of Incorporation to (i) limit the liability of a director of the Company to the Company and its shareholders for monetary damages for breach of the fiduciary duty of care to the fullest extent permissible under California law and (ii) permit the Company to indemnify its agents to the fullest extent permissible under California law.

6. Ratification of the Appointment of Independent Auditors. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending December 31, 1999.

7. Other Business. Transaction of such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

    Shareholders of record as of the close of business on March 1, 1999, are entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. A complete list of shareholders entitled to vote will be available at 1951 Churn Creek Road, Redding, California, for ten days before the meeting.

    WE URGE YOU TO MARK, SIGN AND DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE POSTAGE-PREPAID RETURN ENVELOPE SO THAT, WHETHER YOU INTEND TO BE PRESENT AT THE ANNUAL MEETING OR NOT, YOUR SHARES CAN BE VOTED. PROXIES WILL ALSO BE ACCEPTED BY TRANSMISSION OF A TELEGRAM, CABLEGRAM, TELECOPY OR BY ORAL TELEPHONIC TRANSMISSION PROVIDED SUCH TRANSMISSION CONTAINS SUFFICIENT INFORMATION FROM WHICH IT CAN BE DETERMINED THAT THE TRANSMISSION WAS AUTHORIZED BY THE SHAREHOLDER. THE TRANSFER AGENT'S TELECOPY NUMBER IS (415) 989-5241. RETURNING YOUR PROXY WILL NOT LIMIT YOUR RIGHTS TO ATTEND OR VOTE AT THE ANNUAL MEETING.

                                       By Order of the Board of Directors,

                                       David H. Scott, Secretary

Redding, California
March 19, 1999

                                 REDDING BANCORP

                                 PROXY STATEMENT

                 INFORMATION CONCERNING SOLICITATION AND VOTING

        This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Redding Bancorp, a California corporation, of proxies in the accompanying form to be used at the Annual Meeting of Shareholders to be held at 5:00 p.m. on Tuesday, April 20, 1999, at 1951 Churn Creek Road, Redding, California and any adjournment thereof (the "Annual Meeting"). The Company's principal executive offices are located at 1951 Churn Creek Road, Redding, California, 96002. Unless otherwise indicated, all references herein to the "Company" refer to Redding Bancorp, a California corporation, and/or its subsidiaries.

        The shares represented by the proxies received in response to this solicitation and not revoked will be voted at the Annual Meeting in accordance with the instructions contained therein. A proxy may be revoked at any time before it is exercised by filing with the Secretary of the Company a written revocation or a duly executed proxy bearing a later date or by voting in person at the Annual Meeting. If no choice is specified in a returned proxy, the shares will be voted (i) FOR the election of the nominees for director listed in this Proxy Statement, (ii) FOR the approval of the proposal to amend and restate the Company's Articles of Incorporation to authorize 2,000,000 shares of preferred stock, (iii) FOR the approval of the proposal to amend and restate the Company's Articles of Incorporation to provide a supermajority voting and fair price provision for the approval of certain business combinations, (iv) FOR the approval of the proposal to amend and restate the Company's Articles of Incorporation to provide that shareholders may act by written consent in lieu of a meeting only if the Board of Directors has previously approved such action,
(v) FOR the approval of the proposal to amend and restate the Company's Articles of Incorporation to (A) limit the liability of a director of the Company to the Company or its shareholders for monetary damages for breach of the fiduciary duty of care to the fullest extent permissible under California law and (B) permit the Company to indemnify its agents to the fullest extent permissible under California law and (vi) FOR the ratification of the appointment of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending December 31, 1999, as described in the Notice of Annual Meeting and in this Proxy Statement and, as to any other matter that may be properly brought before the Annual Meeting, in accordance with the judgment of the proxy holders.

        Shareholders of record at the close of business on March 1, 1999 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. As of the close of business on the Record Date, the Company had 2,690,103 shares of Common Stock outstanding and entitled to vote. The presence in person or by proxy of the holders of a majority of the Company's outstanding shares of Common Stock ("Common Stock") constitutes a quorum for the transaction of business at the Annual Meeting.

        Each holder of Common Stock is entitled to one vote for each share held as of the Record Date, except that in the election of directors, under California law, each shareholder may be eligible to exercise cumulative voting rights and may be entitled to as many votes as shall equal the number of shares of Common Stock held by such shareholder multiplied by the number of directors to be elected, and such shareholder may cast all of such votes for a single nominee or may distribute them among two or more nominees. No shareholder, however, shall be entitled to cumulate votes (in other words, cast for any candidate a number of votes greater than the number of shares of Common Stock held by such shareholder multiplied by the number of directors to be elected) unless the name(s) of the candidate(s) has (have) been placed in nomination prior to the voting and a shareholder has given notice at the meeting of the shareholder's intention to cumulate such shareholder's votes. If any one shareholder has given notice, all shareholders may cumulate their votes for candidates in nomination. The candidates receiving the highest number of affirmative votes of shares entitled to be voted for them, up to the number of directors to be elected by such shares, shall be elected.

        The expense of printing and mailing proxy materials will be borne by the Company. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers and other employees of the Company by personal interview, telephone or facsimile. No additional compensation will be paid to such persons for such solicitation. The Company will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation materials to beneficial owners of the Company's Common Stock.

        This Proxy Statement and the accompanying form of proxy are being mailed to shareholders on or about March 19, 1999.

                                   PROPOSAL 1
                              ELECTION OF DIRECTORS

        At the Annual Meeting it will be proposed to elect eight directors, each to hold office until the next Annual Meeting and until successors shall be elected and qualified. It is the intention of the proxy holders named in the enclosed Proxy to vote such Proxies (except those containing contrary instructions) for the eight nominees named below.

        The Board does not anticipate that any of the nominees will be unable to serve as a director, but if that should occur before the Meeting, the proxy holders reserve the right to substitute as nominee and vote for another person of their choice in the place and stead of any nominee unable so to serve. The proxy holders also reserve the right, if a shareholder properly exercises his or her right to cumulate votes, to cumulate votes for the election of directors and cast all of such votes for any one or more of the nominees, to the exclusion of others, and in such order of preference as the proxy holders may determine in their discretion, based upon the recommendation of the Board of Directors.

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE EIGHT NOMINEES FOR DIRECTOR.

        Brief summaries of the background and business experience of each of the nominees covering at least the last five years follow:

        Robert C. Anderson, age 66, has served as Chairman of the Board of the Company since the Company's incorporation in January 1982 and is a member of the loan, marketing, executive compensation, asset/liability, audit, long range planning and executive committees of the Board. Mr. Anderson is the mayor of the City of Redding and is a member of the Redding City Council.

        Russell L. Duclos, age 59, has served as President, Chief Executive Officer and a director of the Company since July 1997. From 1982 to July 1997, he served as Chief Credit Officer of the Company. Mr. Duclos presently serves on the asset/liability, executive, loan, marketing and long range planning committees of the Board of Directors.

        Welton L. Carrel, age 61, has served as a director of the Company since January 1982. Mr. Carrel is retired. From 1961 to 1989, he was President of Western Business Equipment d.b.a. Carrel's Office Machines. Mr. Carrel is a member of the audit, loan and marketing committees of the Board of Directors.

        John C. Fitzpatrick, age 63, has been a director of the Company since January 1982. Mr. Fitzpatrick has served as President and Chief Executive Officer of Pepsi Cola Bottling Company of Northern California since 1986 and Chief Executive Officer of Carbonated Industries since its inception in 1986. From 1962 to 1985, Mr. Fitzpatrick was President and Chief Executive Officer of McCall's Dairy Milk and Ice Cream. Mr. Fitzpatrick also serves as Secretary of John Fitzpatrick & Sons, Inc., a company engaged in the real estate investment business. Mr. Fitzpatrick serves as chairman of the long range planning committee and is a member of the executive, executive compensation, marketing and audit committees of the Board of Directors.

        Kenneth R. Gifford, Jr., age 53, has served as a director of the Company since January 1998. Mr. Gifford has been a director, President and Chief Executive Officer of Gifford Construction, Inc. since 1972. Mr. Gifford serves as chairman of the marketing committee and is a member of the audit, executive compensation and long range planning committees of the Board of Directors.

        Harry L. Grashoff, Jr., age 63, has served as a director of the Company since January 1982. Mr. Grashoff is retired. From 1982 to July 1997, Mr. Grashoff was President and Chief Executive Officer of the Company. Mr. Grashoff serves as chairman of the loan committee and is a member of the executive, long range planning, asset/liability and marketing committees of the Board of Directors.

        Eugene L. Nichols, age 64, has been a director of the Company since January 1982. He is a General Partner and Chief Executive Officer of Nichols, Melburg and Rossetto and Associates, an architectural firm, a position he has held since 1981. Mr. Nichols serves on the audit, long range planning and marketing committees of the Board of Directors.

        David H. Scott, age 55, has been a director of the Company since April 1997. He is Managing Partner of D. H. Scott & Company, a public accounting firm, a position he has held since 1986. Mr. Scott serves as chairman of the audit and asset/liability committees and is a member of the executive compensation and loan committees of the Board of Directors.

        None of the directors were selected pursuant to arrangements or understandings other than with the directors and shareholders of the Company acting within their capacity as such. There are no family relationships between any of the directors, and none of the directors serve as a director of any other company which has a class of securities registered under, or subject to periodic reporting requirements of, the Securities Exchange Act of 1934, as amended, or any company registered as an investment company under the Investment Company Act of 1940.

COMMITTEES OF THE BOARD OF DIRECTORS

        The Board of Directors has a standing Loan Committee, Executive Committee, Asset/Liability Committee, Marketing Committee, Long Range Planning Committee, Executive Compensation Committee and Audit Committee. The Board has not appointed a Nominating Committee. The Executive Compensation Committee and Audit Committee are comprised entirely of independent directors.

        Executive Committee

        The members of the Executive Committee during 1998 were Robert C. Anderson, Russell L. Duclos, John C. Fitzpatrick, Richard W. Green and Harry L. Grashoff, Jr. The Executive Committee held 12 meetings during 1998. The Executive Committee's functions are to review and discuss all current and pending strategic actions of the Company.

        Loan Committee

        The members of the Loan Committee during 1998 were Robert C. Anderson, Russell L. Duclos, Harry L. Grashoff, Jr., Richard W. Green, Charles E. Metro and David H. Scott. The Loan Committee held 52 meetings during 1998. The Loan Committee's functions are to establish credit policy, monitor portfolio quality, review and approve credits, establish lending limits and monitor the Company's reserve allowance.

        Long Range Planning Committee

        The members of the Long Range Planning Committee during 1998 were Robert
C. Anderson, Russell L. Duclos, Welton L. Carrel, John C. Fitzpatrick, Richard
W. Green, Kenneth R. Gifford, Jr., Harry L. Grashoff, Jr., Charles E. Metro and Eugene L. Nichols. The Long Range Planning Committee held three meetings during 1998. The Long Range Planning Committee's functions are to establish short and long term strategic goals for the Company and approve operating budgets.

        Asset/Liability Committee

        The members of the Asset/Liability Committee during 1998 were Robert C. Anderson, Russell L. Duclos, Welton L. Carrel, Harry L. Grashoff, Jr. and David
H. Scott. The Asset/Liability Committee held two meetings during 1998. The Asset/Liability Committee's functions are to establish investment policy, monitor mix and maturity of the loan and investment portfolios and monitor exposure to interest rate risk.

        Executive Compensation Committee

        The members of the Executive Compensation Committee during 1998 were Robert C. Anderson, John C. Fitzpatrick, Kenneth R. Gifford, Jr., Richard W. Green and David H. Scott. The Executive Compensation Committee held five meetings during 1998. The Executive Compensation Committee's functions are to administer the Company's compensation programs and policies applicable to its executive officers. The Executive Compensation Committee meets annually to review and reestablish the salaries of the Company's executive officers, to propose adjustments to the incentive compensation bonus program. The Executive Compensation Committee also administers the 1998 Stock Option Plan.

        Marketing Committee

        The members of the Marketing Committee during 1998 were Richard W. Green, Robert C. Anderson, Russell L. Duclos, Welton L. Carrel, John C. Fitzpatrick, Kenneth R. Gifford, Jr., Harry L. Grashoff, Jr. and Eugene L. Nichols. The Marketing Committee held six meetings during 1998. The Marketing Committee's functions are to develop the Company's marketing plan in accordance with the Company's strategic plans and to approve the Company's marketing budget.

        Audit Committee

        The members of the Audit Committee during 1998 were Robert C. Anderson, Welton L. Carrel, John C. Fitzpatrick, Kenneth R. Gifford, Jr., Eugene L. Nichols and David H. Scott. The Audit Committee held five meetings during 1998. The Audit Committee's functions are to oversee the Company's relationship with its independent accounting firm, to review the recommendations of such accounting firm, to determine whether the recommendations of the accounting firm are being implemented and to oversee the internal audit function of the Company.

BOARD OF DIRECTORS MEETINGS

        The Board of Directors held 12 meetings during the year ended December 31, 1998. All directors attended at least 95% of the aggregate number of meetings of the Board of Directors and of the committees on which such directors serve.

DIRECTORS' COMPENSATION

        Each outside director of the Company receives $850 for each Board of Directors meeting attended, $500 for each meeting not attended, $250 for each loan and audit committee meeting attended and $200 for all other committee meeting attended. Committee chairmen are paid an additional $50 per meeting. The Chairman of the Board is paid an additional $700 per month, regardless of the number of meetings attended. Directors are also eligible to participate in the 1998 Stock Option Plan, as determined by the Executive Compensation Committee.

        In April 1998, options to purchase shares of the Company's Common Stock were granted to each of the Company's directors as follows: Robert C. Anderson:
45,000 shares, Welton L. Carrel: 27,000 shares, John C. Fitzpatrick: 37,500 shares, Kenneth R. Gifford, Jr.: 18,000 shares, Harry L. Grashoff, Jr.: 37,500 shares, Richard W. Green: 33,000 shares, Charles E. Metro: 27,000 shares, Eugene
L. Nichols: 25,500 shares and David H. Scott: 19,500 shares. The options were granted at an exercise price of $9.07, which represented 85% of the fair market value of the Common Stock on the date of grant as determined by the Board of Directors. The options vest at the rate of 20% per year commencing on April 22, 1999.

Under the terms of the 1998 Stock Option Plan, vesting of the options is accelerated in the event of a change of control (as defined in the 1998 Stock Option Plan), termination of employment by reason of death or disability, termination of employment by the Company without cause or, in the case of an outside director, mandatory retirement. On March 1, 1999, Richard W. Green will retire, resulting in the vesting of 100% of his options as of that date.

        See "Employment Agreements" for a description of the compensation arrangement with Russell L. Duclos, an officer of the Company who is also a director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 1, 1999 by (i) each person who is known by the Company to beneficially own more than five percent of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers (as defined on page 8) and (iv) all directors and executive officers of the Company as a group.

                                                   Number of Shares of
                                                     Common Stock
Name and Address of Beneficial Owner             Beneficially Owned(1)     Percent
------------------------------------             ---------------------     -------
Gilbert and Irene Goetz
P. O. Box 493130
Redding, CA  96049........................               150,240            5.58

Robert C. Anderson(2)
1951 Churn Creek Road
Redding, CA  96002........................               153,600            5.71

John C. Fitzpatrick(3)
1951 Churn Creek Road
Redding, CA  96002........................               178,170            6.62

Harry L. Grashoff, Jr.(4)
1951 Churn Creek Road
Redding, CA  96002........................               149,720            5.57

Welton L. Carrel(5).......................                82,440            3.06

Russell L. Duclos(6)......................                23,082              *

Kenneth R. Gifford, Jr.(7)................                28,457            1.06

Charles E. Metro(8).......................                93,000            3.46

Eugene L. Nichols(9)......................                43,074            1.60

David H. Scott(10)........................                14,400              *

Linda J. Miles(11)........................                 4,500              *

Michael C. Mayer(12)......................                 5,500              *

All directors and executive officers as a
group (11 persons)........................               775,943            28.8


* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of March 1, 1999, are deemed to be beneficially owned by the person holding such option for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated by footnotes and subject to community property laws, where applicable, the persons named above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes 144,600 shares held by the Anderson Family Revocable Living Trust, of which Mr. Anderson is a co-trustee and shares voting and investment power with respect to such shares, and 9,000 shares issuable to Mr. Anderson upon the exercise of options exercisable within 60 days of March 1, 1999.

(3) Includes 119,010 shares held by Pepsi Cola Bottling Company of Northern California, a California limited partnership ("Pepsi"), 51,660 shares owned by the Pepsi Profit Sharing Plan (the "Pepsi Plan") and 7,500 shares issuable to Mr. Fitzpatrick upon the exercise of options exercisable within 60 days of March 1, 1999. Mr. Fitzpatrick is chief executive officer of Carbonated Industries, Inc., the general partner of Pepsi, and may be deemed to share voting and investment power with respect to such shares. Mr. Fitzpatrick is a participant in the Pepsi Plan. Mr. Fitzpatrick disclaims beneficial ownership of such shares except for those shares in which he has a pecuniary interest.

(4) Includes 129,720 shares held jointly with Mr. Grashoff's spouse, 5,640 shares held separately in his spouse's name and 7,500 shares issuable to Mr. Grashoff upon the exercise of options exercisable within 60 days of March 1, 1999.

(5) Includes 76,860 shares held by the Carrel Family Living Trust of which Mr. Carrel is a co-trustee and shares voting and investment power with respect to such shares, 180 shares held in Mr. Carrel's spouse's name for their grandchildren and 5,400 shares issuable to Mr. Carrel upon the exercise of options exercisable within 60 days of March 1, 1999.

(6) Includes 17,082 shares held jointly with Mr. Duclos' spouse and 6,000 shares issuable to Mr. Duclos upon the exercise of options exercisable within 60 days of March 1, 1999.

(7) Includes 24,857 shares held jointly with Mr. Gifford's spouse and 3,600 shares issuable to Mr. Gifford upon the exercise of options exercisable within 60 days of March 1, 1999.

(8) Includes 47,250 shares held by the Charles E. Metro Investment Co. Profit Sharing Plan, of which Mr. Metro is a trustee and shares voting and investment power with respect to such shares, and 27,000 shares issuable to Mr. Metro upon the exercise of options exercisable within 60 days of March 1, 1999.

(9) Includes 1,500 shares held jointly with Mr. Nichols' spouse, 1,098 shares held separately in his spouse's name and 5,100 shares issuable to Mr. Nichols upon the exercise of options exercisable within 60 days of March 1, 1999.

(10) Includes 1,645 shares held by the David H. Scott Accountancy Corporation 401(k) Plan, of which Mr. Scott is a trustee and shares voting and investment power with respect to such shares, 8,855 shares held jointly with Mr. Scott's spouse and 3,900 shares issuable to Mr. Scott upon the exercise of options exercisable within 60 days of March 1, 1999.

(11) Consists of 4,500 shares issuable to Ms. Miles upon the exercise of options exercisable within 60 days of March 1, 1999.

(12) Includes 4,500 shares issuable to Mr. Mayer upon the exercise of options exercisable within 60 days of March 1, 1999.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

        The following table sets forth certain summary information concerning compensation paid to the Company's Chief Executive Officer and two other officers who were serving as executive officers on December 31, 1998, and whose aggregate salary and bonus exceeded $100,000 in fiscal 1998 (the "Named Executive Officers") and for each of the fiscal years ended December 31, 1997 and 1996.

                           SUMMARY COMPENSATION TABLE

                                                                         Long-Term
                                                                        Compensation
                                          Annual Compensation             Awards
                                          -------------------           ------------
                                                                         Securities    All Other
                                                               Other     Underlying    Compensa-
Name and Principal Position   Year    Salary($)    Bonus($)    ($)(3)    Options(#)    tion($)(4)
---------------------------   ----    ---------    --------    ------    ----------    ----------
Russell L. Duclos             1998   $202,202(1)   $47,421     $5,000      30,000        $3,378
President and Chief           1997   $100,000(2)   $80,000     $5,000          --        $2,342
Executive Officer             1996   $ 77,500      $62,500     $5,000          --        $2,342

Linda J. Miles                1998   $166,459      $38,942     $5,000      22,500        $3,660
Executive Vice President      1997   $ 80,000      $70,000     $5,000          --        $2,342
and Chief Financial Officer   1996   $ 72,500      $62,500     $5,000          --        $2,342

Michael C. Mayer(5)           1998   $146,890      $38,246     $5,000      22,500        $3,584
Executive Vice President      1997   $ 50,000      $26,250     $5,000          --        $1,171
and Chief Credit Officer

---------------------

(1) Includes $64,265 deferred by Mr. Duclos pursuant to the Company's Deferred Compensation Plan.

(2) Includes $15,400 deferred by Mr. Duclos pursuant to the Company's Deferred Compensation Plan.

(3) Represents an automobile for business use, for which the Company pays all expenses, and membership expenses in connection with the use of a private club for business purposes, particularly for the purpose of entertaining the Bank's customers. The officers may have derived some personal benefit from the use of such automobiles and membership. The Company, after reasonable inquiry, believes that the value of any personal benefit not directly related to job performance which is derived from the personal use of such automobile and membership does not exceed $5,000 per year in the aggregate for any single executive officer.

(4)  Represents health insurance premiums paid by the Company.

(5)  Mr. Mayer joined the Company in April 1997.

                                  STOCK OPTIONS

    The following tables summarize option grants to the Named Executive Officers during fiscal 1998, and the value of the options held by each such person at the end of fiscal 1998. No options were exercised by the Named Executive Officers during the fiscal year ended December 31, 1998.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                            Individual Grants                   Potential
                                   ------------------------------------    Realizable Value at
                     Number of     Percentage of                         Assumed Annual Rates of
                     Securities    Total Options                         Stock Price Appreciation
                     Underlying     Granted to    Exercise                 for Option Term(4)
                      Options      Employees in   Price      Expiration  ------------------------
Name                Granted(#)(1)   Fiscal Year   ($/Sh)(2)    Date(3)      5%($)      10%($)
----                -------------   -----------   ---------    -------      -----      ------
Russell L. Duclos...   30,000           21%        $10.67     04/22/08     $199,200   $508,200
Linda J. Miles......   22,500           16%        $10.67     04/22/08     $149,400   $381,150
Michael C. Mayer....   22,500           16%        $10.67     04/22/08     $149,400   $381,150

------------

(1) The right to exercise these stock options vests on an annual basis over a five-year period. Under the terms of the Company's stock plans, the committee designated by the Board of Directors to administer such plans retains the discretion, subject to certain limitations, to modify, extend or renew outstanding options and to reprice outstanding options. Options may be repriced by canceling outstanding options and reissuing new options with an exercise price equal to the fair market value on the date of reissue, which may be lower than the original exercise price of such canceled options.

(2) The exercise price is equal to 100% of the fair market value on the date of grant as determined by the Board of Directors.

(3) The options have a term of ten years, subject to earlier termination in certain events related to termination of employment.

(4) The five percent and ten percent assumed rates of appreciation are suggested by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of the Common Stock. No assurance can be given that any of the values reflected in the table will be achieved.

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

                           Securities Underlying            Value of
                                Unexercised                Unexercised
                                Options at            In-the-Money Options at
                            December 31, 1998(#)       December 31, 1998($)(1)
                         --------------------------  --------------------------
Name                     Exercisable  Unexercisable  Exercisable  Unexercisable
----                     -----------  -------------  -----------  -------------
Russell L. Duclos.....       --          30,000          --         $204,900
Linda J. Miles........       --          22,500          --         $153,675
Michael C. Mayer......       --          22,500          --         $153,675

------------

(1) Based on the fair market value of the Company's Common Stock at December 31, 1998 of $17.50 per share less the applicable exercise price per share. The fair market value of the Company's Common Stock at December 31, 1998 was determined on the basis of the last reported sale of the Company's Common Stock in 1998, which occurred on December 1, 1998.

1998 STOCK OPTION PLAN

    On February 17, 1998, the Board of Directors adopted the 1998 Stock Option Plan (the "Plan"), which was approved by the Company's shareholders on April 21, 1998. The Plan provides for awards in the form of options (which may constitute incentive stock options ("Incentive Options") under Section 422(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or nonstatutory stock options ("NSOs")) to key personnel of the Company, including the directors of the Company or any subsidiary. The Plan is not qualified under section 401(a) of the Code or subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan provides that Incentive Options under the Plan may not be granted at less than 100% of fair market value of the Company's Common Stock on the date of the grant, which means the recipient receives no benefit unless the Company's Common Stock price increases over the option term. Under the terms of the Plan, NSOs may not be granted at less than 85% of the fair market value of the Common Stock on the date of the grant. The purpose of the Plan is to promote the long-term success of the Company and the creation of shareholder value by (i) encouraging key personnel to focus on critical long range objectives, (ii) increasing the ability of the Company to attract and retain key personnel and (iii) linking key personnel directly to shareholder interests through increased stock ownership. A total of 540,000 shares of the Company's Common Stock are available for grant under the Plan. If an option granted under the Plan expires, is canceled, forfeited or terminates without having been fully exercised, the unpurchased shares which were subject to that option again become available for the grant of additional options under the Plan.

    The Plan is administered by the Executive Compensation Committee of the Board of Directors. Subject to the terms of the Plan, the Executive Compensation Committee determines the number of options in the award as well as the vesting and all other conditions. The Plan provides that all options under the Plan shall vest at a rate of at least 20% per year from the date of the grant. Vesting may be accelerated in the event of an optionee's death, disability, or retirement, or in the event of a change in control (as defined in the 1998 Stock Option Plan). As of March 1, 1999, the Company had outstanding options to purchase an aggregate of 411,000 shares of the Company's Common Stock at exercises prices ranging from $9.07 to $10.67 per share or a weighted average exercise price per share of $9.62.

DIRECTORS DEFERRED COMPENSATION PLAN

    Effective January 1993, the Board of Directors adopted the Directors Deferred Compensation Plan (the "Deferred Compensation Plan") pursuant to which each director of the Company may elect to defer all or any part of the compensation to which such director would be entitled as a director such as director's fees or committee fees. An election to defer compensation continues in effect until revoked and deferred compensation, together with interest thereon, is payable to the director or his or her beneficiary within 30 days after the date of death or resignation unless the director has designated an optional installment method of payment over a period of up to ten years. Pursuant to the Deferred Compensation Plan, each director may designate one or more beneficiaries to receive amounts due such director upon such director's death. Interest on amounts deferred is credited on a monthly basis and compounded at a rate equal to one half percent above the Company's reference rate in effect on July 1 of each year. If the Company changes the method of computing its reference rate, then the Deferred Compensation Plan provides that the Company's reference rate will be replaced by the prime rate published in the West Coast edition of the Wall Street Journal. The Deferred Compensation Plan may be terminated by the Company at any time with respect to compensation earned on or after the termination date.

PENSION AND LONG-TERM INCENTIVE PLANS

    The Board of Directors of the Company adopted an Incentive Profit Sharing Plan in July 1983, which will remain in effect until terminated by the Board of Directors. The Incentive Profit Sharing Plan provides that bonuses are computed on the Company's profits after a 20% return to shareholders, before taxes, less any gain on investment securities plus any loss on investment securities sold. The bonus is paid on the first day of each calendar quarter as to 70% of the bonus earned for the previous calendar quarter. Upon receipt of the audited annual statement, the incentive bonus is adjusted and the remainder of the bonus earned, if any, is paid to the recipients thereof.

    The participants in the Incentive Profit Sharing Plan are the Company's President and Chief Executive Officer, Russell L. Duclos, as to three and five hundredths percent of the profits as defined above; Michael C. Mayer, Executive Vice President and Chief Credit Officer, as to two and forty-five hundredths percent of such profits; and Linda J. Miles, Executive Vice President and Chief Financial Officer as to two and fifty-five hundredths percent of such profits. The remainder of the Company's employees may receive up to 12% of the profits at the discretion of the President of the Company.

EMPLOYMENT AGREEMENTS

    In June 1997, the Company entered into an employment agreement with Russell
L. Duclos, the President and Chief Executive Officer of the Company. The agreement may be terminated by either the Company or Mr. Duclos, with or without cause or notice. Unless sooner terminated, the agreement shall automatically terminate on June 30, 2000. Pursuant to the agreement, Mr. Duclos' initial base salary was $100,000 per year and is reviewed and adjusted annually. The agreement also provides that Mr. Duclos shall be eligible to receive profit sharing compensation pursuant to the Company's Incentive Profit Sharing Plan. The Company has further agreed to provide Mr. Duclos with the following additional benefits: (i) an automobile and payment of all necessary and customary expenses therefor, (ii) a proprietary membership and monthly dues in the Riverview Country Club for use by Mr. Duclos for business development and
(iii) an annual paid vacation of four weeks. In the event Mr. Duclos is terminated by the Company for a reason other than cause, the Company is obligated to pay Mr. Duclos an amount equal to twice his then annual base salary, which amount is required to be paid over a period of one year.

INDEMNIFICATION MATTERS

    The Company's bylaws provide for indemnification of the Company's directors, officers, employees and other agents of the Company to the extent and under the circumstances permitted by the California General Corporation Law. The Company's bylaws also provide that the Company shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not the Company would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of the Company's bylaws.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to provisions in the Company's bylaws, the Company has been informed that, in the opinion of the Securities and Exchange Commission (the "SEC"), such indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes of ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders of the Company became subject to the requirements of Section 16(a) and the SEC regulations thereunder on February 2, 1999, the effective date of the Company's Registration Statement on Form 10 under the Exchange Act. Accordingly, no director, officer or beneficial owner of more than ten percent of the Company's Common Stock was required to file reports pursuant to Section 16(a) of the Exchange Act in 1998.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Executive Compensation Committee of the Board of Directors consists of five directors, none of whom is an officer or employee of the Company.

                 REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE
              OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

    The Company's compensation programs and policies applicable to its executive officers are administered by the Executive Compensation Committee of the Board of Directors. The Executive Compensation Committee is made up entirely of nonemployee directors. The members of the Executive Compensation Committee are Robert C. Anderson, John C. Fitzpatrick, David H. Scott and Kenneth R. Gifford, Jr. Richard W. Green, a member of the Executive Compensation Committee in 1998, will retire as a director of the Company effective March 1, 1999.

    Compensation Philosophy and Policies

    The Company's compensation programs and policies are designed to enhance shareholder value by aligning the financial interests of the executive officers of the Company with those of the Company's shareholders. The Executive Compensation Committee meets annually to review the salaries of executive officers, to reestablish the base salary, to propose adjustments to the incentive compensation portion and to establish a discretionary bonus plan if all performance objectives are met. Income arising under the 1998 Stock Option Plan currently does not qualify as performance-based compensation. The Company intends to retain the flexibility necessary to provide total cash compensation in line with competitors' practices, the Company's compensation philosophy and the Company's best interests, including compensation that may not be deductible.

    Components of Executive Officer Compensation

    There are four primary components of executive compensation: base salary, incentive bonus, discretionary bonus and options granted under the 1998 Stock Option Plan.

    Base Salary. The annual base salaries of executive officers are reviewed by the Executive Compensation Committee, taking into consideration the level of peer group salaries, the overall performance of the Company, the performance of the portfolio and department under the executive officer's management control and the individual executive officer's contribution and performance.

    The base salary for the Chief Executive Officer for 1998 was determined by
(i) examining the Company's performance against its preset goals, (ii) comparing the Company's performance against its peer group competitors, (iii) evaluating the effectiveness and performance of the Chief Executive Officer and (iv) comparing the base salary of the Chief Executive Officer to that of other chief executive officers in the Company's peer group. The total compensation received by the Company's Chief Executive Officer is detailed in the Summary Compensation Table.

    Incentive Bonus Plan. The Company's Incentive Bonus Plan (the "Bonus Plan") is a cash-based incentive bonus program. The Bonus Plan provides that bonuses are computed on the Company's profit after a 20% return to shareholders, before income taxes, less any gain on investments securities sold and plus any losses on investment securities sold. The cash incentive is paid the first week of each calendar quarter as to 70% of the incentive earned for the previous calendar quarter. The Company on its audited annual financial statement makes an adjustment of the incentive bonuses upon receipt. Upon receipt of the statement, the incentive bonus is adjusted, and the remainder of the bonus, if any, is paid to the recipients thereof. The Company's President & Chief Executive Officer earns three and five hundredths percent of the profits as defined above, the Company's Executive Vice President and Chief Credit Officer earns two and forty-five hundredths percent of the profits, and the Company's Executive Vice President and Chief Financial Officer earns two and fifty-five hundredths percent of the profits.

    Discretionary Bonus. Each year the Executive Compensation Committee establishes a discretionary bonus plan for the Company's three highest ranking executive officers. The bonus is paid if the Company meets certain preset financial goals set forth in the Company's strategic plan. For 1998, the Company's financial goals included a shareholder return of at least 18%, net income of at least $4,000,000 and a return on assets of at least one and ninety hundredths percent. Because the goals were met for 1998, Russell L. Duclos was awarded a discretionary bonus of $25,000, and Linda J. Miles and Michael C. Mayer each were awarded $20,000.

    Stock Options. Under the Company's compensation philosophy, ownership of the Company's Common Stock is a key element of executive compensation. The grant of a stock option is intended to retain and motivate key executives and to provide a direct link with the interest of the shareholders of the Company. In general, stock option grants are determined based on (i) prior award levels, (ii) total awards received to date by the individual executives, (iii) the total stock award to be made and the executive's percentage participation in that award,
(iv) the executive's direct ownership of Company Common Stock, (v) the number of options vested and nonvested and (vi) the options outstanding as a percentage of total shares outstanding. In April 1998, the Company's executive officers received stock options in amounts which are set forth in the Summary Compensation Table.

                                   Respectfully submitted,

                                   Robert C. Anderson
                                   John C. Fitzpatrick
                                   David H. Scott
                                   Kenneth R. Gifford, Jr.

STOCK PRICE PERFORMANCE GRAPH

    The following graph compares the Company's cumulative total return to shareholders during the past five years with that of the Standard & Poor's 500 Composite Stock Index (the "S&P") and the SNL Securities <$250M Bank Asset-Size Index (the "SNL Securities Index"). The stock price performance shown on the following graph is not necessarily indicative of future performance of the Company's Common Stock.

                     INTRODUCTION TO PROPOSALS 2, 3, 4 AND 5

    The Board of Directors has unanimously determined that certain amendments to the Company's Articles of Incorporation are advisable and voted to recommend them to the Company's shareholders. The amendments are set forth in the Restated Articles of Incorporation attached to this Proxy Statement as Annex I (the "Restated Articles") and are being submitted in the form of four separate proposals discussed in detail below under the captions "Amendment of Articles of Incorporation Concerning Authorization of Preferred Stock," "Amendment of Articles of Incorporation Concerning Supermajority Voting and Fair Price Provision," "Amendment of Articles of Incorporation Concerning Action By Written Consent of Shareholders" and "Amendment of Articles of Incorporation Concerning Limitation of Director Liability and Indemnification of Agents." Each proposal must be approved by holders of a majority of the outstanding shares of Common Stock of the Company. Shareholders are urged to read the materials that follow carefully. The proposed amendments may have potential negative effects. See "Possible Negative Effects," below.

    In general, the Board of Directors has noted an increase in merger and acquisition activity in the financial services industry, including regional and community banks and bank holding companies in the State of California, and the evolution in recent years of certain tactics in corporate control contests and other business transactions. These tactics include accumulation of a substantial block of stock as a prelude to an attempted takeover or proxy fight, or a partial tender offer followed by a second step business combination involving less favorable consideration than was offered in the partial tender offer. The Board of Directors believes such tactics and other tactics such as proxy fights, hostile tender offers and "greenmail," in takeover situations are highly disruptive to a corporation and often contrary to the overall best interests of its shareholders, and can result in dissimilar and unfair treatment of shareholders. These tactics also could severely curtail the ability of management and the Board of Directors to weigh carefully and objectively any takeover proposals which may be received by the Company or any alternative to help ensure that all shareholders realize the full value of their investment.

    The amendments to the Articles of Incorporation described in proposals 2, 3 and 4 of this Proxy Statement are being submitted for shareholder approval to strengthen the Company's position against the use of these takeover tactics. The proposed amendments are designed to help prevent a sudden change in control of the Company and help assure that any transaction serves the best interests of all shareholders through arm's-length negotiations with the Company's Board of Directors. The amendments are intended to encourage persons seeking to acquire control of the Company to initiate such efforts through negotiations with the Company's Board of Directors. The Board of Directors believes that the amendments will help give it the time necessary to evaluate unsolicited offers, as well as appropriate alternatives, in a manner which assures fair treatment of the Company's shareholders. The amendments are also intended to increase the bargaining leverage of the Board of Directors, on behalf of the Company, in any negotiations concerning a potential change of control of the Company. Accordingly, the Board of Directors believes that the amendments to the Company's Articles of Incorporation discussed in proposals 2, 3 and 4 are in the best interests of the Company's shareholders.

    The submission of the amendments described in proposals 2, 3 and 4 for shareholder approval is not being made in response to any specific effort of which the Board of Directors is aware to accumulate the Company's securities or obtain control of the Company.

    Possible Negative Effects

    Proposals 2, 3 and 4 will have the overall effect of making it more difficult to acquire and exercise control of the Company and may discourage takeover attempts which are not supported by the Board of Directors. The amendments will give management more control over the acceptance or rejection of business combination offers and could protect incumbent directors by making more difficult or discouraging proxy contests, the assumption of control by a substantial shareholder or other takeover attempts not supported by the Board of Directors. If adopted, the amendments could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the

Company even though such attempt might be beneficial to the Company's shareholders. None of the proposed amendments will impede a takeover that is approved by the directors of the Company who are unaffiliated with any substantial shareholder who is involved in the takeover attempt.

    Existing Defenses

    On February 16, 1999, the Board of Directors approved amendments to the Company's bylaws to add provisions relating to the establishment of agendas for annual shareholder meetings and the nomination of candidates for director. New
Section 3A of Article II of the Company's bylaws provides the guidelines for properly bringing business before any annual meeting of shareholders. The provision provides that for business to be properly brought before a meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a shareholder's notice must be delivered to the executive offices of the Company not less than 70 or more than 90 days prior to the first anniversary date of the preceding year's annual meeting unless the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days, in which case the notice may be delivered not earlier than 90 days prior to the meeting and not later than the later of 70 days prior to the meeting or ten days following the date on which public announcement of the date of such meeting is made. The provision also requires that the notice contain certain detailed information as to the matter the shareholder proposes, as described in the new provision.

    New Section 3A of Article III of the Company's bylaws provides that director nominations, other than those made by the Board of Directors, shall be made by notification in writing delivered or mailed to the President of the Company not less than 30 days or more than 60 days prior to any meeting of shareholders called for election of directors. The provision also requires that the notice contain certain information about the proposed nominee. A copy of the new provisions of the bylaws may be obtained upon request of the Corporate Secretary of the Company at the Company's principal offices.

    The recent bylaw amendments will provide the Company with the necessary time and information to adequately review and respond to shareholder proposals and nominees to be presented for consideration at an annual meeting. Accordingly, the Board of Directors believes the recent amendments to the Company's bylaws are in the best interests of the Company and its shareholders. However, the new provisions may be viewed as having the effect of making it more difficult for another person or entity to present their proposals to other shareholders for action, including action to obtain control of the Company, or to replace members of the Company's Board of Directors.

    Other than the recent bylaw amendments discussed above, the Board of Directors does not believe that the Articles of Incorporation or the bylaws of the Company currently contain any provisions which should be viewed as anti-takeover devices. The Board of Directors has no present intention of soliciting a shareholder vote on any proposals, other than those described in this Proxy Statement, relating to a possible business combination involving the Company.

    The amendments to the Articles of Incorporation described in proposal 5 of this Proxy Statement are being submitted for shareholder approval to strengthen the Company's ability to recruit and retain qualified persons as directors and officers of the Company. As such, proposal 5 reflects that the financial services industry is very competitive and the Company's ability to successfully compete depends on, among other things, the Company's ability to attract and retain qualified personnel.

    The amendments described in proposals 2, 3, 4 and 5 are contained in the Restated Articles set forth in Annex I to this Proxy Statement, in substantially the form in which they will take effect if approved by the shareholders. The following descriptions of the amendments are qualified by reference to Annex I. In addition, if the amendments are approved by the shareholders, any necessary conforming amendments will be made to the Company's bylaws.

                                   PROPOSAL 2

       AMENDMENT OF ARTICLES OF INCORPORATION CONCERNING AUTHORIZATION OF
                                 PREFERRED STOCK

    Proposed Article III of the Restated Articles authorizes 2,000,000 shares of Preferred Stock. The Board believes that it is in the best interests of the Company and its shareholders to authorize 2,000,000 shares of Preferred Stock, which may be issued in one or more classes or series and which shall have such rights, preferences, privileges and restrictions as determined by the Board of Directors.

    The Board of Directors recommends adoption of Proposal 2 in order to provide the Company with additional flexibility in terms of capital structure and would permit the Board to react without further shareholder approval to the Company's capital needs or to acquisitions or other strategic opportunities which may arise in the future. Issuance of shares of preferred stock may discourage or make more difficult or expensive certain mergers, tender offers or other purchases of the Company's Common Stock.

    The majority of publicly traded companies has authorized one or more classes of Preferred Stock. Preferred Stock is generally defined to mean any class of equity securities which has a dividend and/or liquidation preference over common stock. Pursuant to the Restated Articles, the rights, preferences, privileges and restrictions of any Preferred Stock shall be determined by the Board of Directors. As a result, in the event that the Restated Articles are adopted by shareholders, the Board of Directors of the Company may establish classes or series of Preferred Stock that have certain dividend and/or liquidation preferences over the Company's Common Stock.

    Significant amounts of authorized but unissued shares of Preferred Stock could discourage potential takeover attempts not approved by the Board of Directors and could eliminate the possibility that the Company's shareholders might realize a premium of the kind which may result from actual or rumored takeover attempts. Issuance by the Company of shares of Preferred Stock in the future, due to future mergers, acquisitions or public or private offerings thereof, may also result in the dilution of voting rights of existing shareholders.

    The Company does not at the present time have any plan or intention to issue shares of such Preferred Stock.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL 2 TO AMEND AND RESTATE THE COMPANY'S ARTICLES OF INCORPORATION TO AUTHORIZE 2,000,000 SHARES OF PREFERRED STOCK.

                                   PROPOSAL 3

         AMENDMENT OF ARTICLES OF INCORPORATION CONCERNING SUPERMAJORITY
                         VOTING AND FAIR PRICE PROVISION

    Proposed Article VI of the Restated Articles contains a "Supermajority Voting and Fair Price" provision to both encourage potential acquirers to negotiate with the Company and to protect shareholders from being unfairly treated in mergers or other business combinations with persons who own a substantial amount of the Company's stock. The Supermajority Voting and Fair Price provision applies to mergers and certain other types of business combinations with persons holding 20% or more of the shares held by voting stock of the Company (an "Interested Stockholder"). The provision does not apply at all, however, to the classic bank merger in which the other party is not an Interested Stockholder and the transaction is brought to and approved by the Board of Directors at the outset.

    In general, the Supermajority Voting and Fair Price provision requires, in a merger or certain other business combinations involving an Interested Stockholder, (1) that 662/3% of the shares held by shareholders who are independent of the Interested Stockholder be voted for the business combination,
(2) that each shareholder who is independent of the Interested Stockholder receive at least a specified amount for his or her shares and (3) that certain other requirements are met. The provision also requires that any amendment or repeal to the Supermajority Voting and Fair Price provision shall require the approval of the holders of shares representing at least 66 2/3% of the combined voting power of the outstanding shares of capital stock of the Company entitled to vote, voting together as a single class.

    The Supermajority Voting and Fair Price provision is designed to encourage potential acquirers to negotiate at arm's length with the Board of Directors. In the absence of such negotiations, this provision seeks to ensure that any multi-step attempt to take over the Company will be made on terms offering similar treatment to all shareholders. In the past, there have been takeovers of publicly held companies accomplished by the purchase of blocks of stock in open market purchases or otherwise at a price above prevailing market prices, followed by a second step, merger or other transaction in which the shares acquired are purchased for less than the value paid in the first step.

    The Supermajority Voting and Fair Price provision will not apply to an otherwise covered business combination in certain circumstances. First, if the business combination is approved by 66 2/3% of the "Disinterested Directors," the supermajority voting and fair price rules do not apply. For purposes of the provision, a Disinterested Director is defined to include a member of the Board of Directors who is not affiliated with the Interested Stockholder and who was a member of the Board of Directors prior to the time the Interested Stockholder became an Interested Stockholder and a successor director who is recommended by a majority of Disinterested Directors. Second, the supermajority voting and fair price rules do not apply if there is pending against any subsidiary of the Company any proceeding or other action by the Federal Deposit Insurance Corporation pursuant to Section 1818(a) or 1823(c) of Title 12 of the United States Code or there is outstanding against any subsidiary any order of the Superintendent of Banks pursuant to Financial Code Section 662, Sections 3100-3132 or Sections 3180-3187. Further, the provision does not apply at all to the classic bank merger in which the other party is not an Interested Stockholder and the transaction is brought to and approved by the Board of Directors at the outset. Where the Supermajority Voting and Fair Price provision does not apply, a simple shareholders' majority is required to approve the business combination.

    Where the Supermajority Voting and Fair Price rules apply, the requirements in addition to the 66 2/3% approval of shares held by other than the Interested Stockholder include: (a) the consideration to be received in the business combination is in cash or in the same form as the Interested Stockholder has paid for the largest number of shares acquired by such Interested Stockholder;
(b) the per share consideration to be received by holders of outstanding stock in the business combination (other than the Interested Stockholder) is at least equal to the highest of (i) the highest per share price paid by such Interested Stockholder in acquiring the Company's stock of the same class in the two years prior to the announcement of the business combination, or in the transaction in which it became an Interested Stockholder, if within two years of the date of first public announcement of the proposal, (ii) the fair market value per share on the announcement date or on the date on which the Interested Stockholder became an Interested Stockholder if within two years of the first public announcement of the proposal, or (iii) as to shares other than common stock, the highest preference per share to which the holder of such shares is entitled upon a liquidation of the Company; and (c) after becoming an Interested Stockholder and prior to the consummation of such business combination (i) such Interested Stockholder must not have become the beneficial owner of any additional shares of the voting stock of the Company, except as part of the transaction which results in such shareholder becoming an Interested Stockholder, within the two year period prior to consummation of the business combination, (ii) such Interested Stockholder must not have received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by the Company, and (iii) except as approved by a 66 2/3% majority of the directors who are Disinterested Directors, there shall have been (A) no failure to declare and pay at the regular date therefore any full dividends on any preferred stock or
(B) no reduction in the annual rate of dividends paid on Common Stock, and there shall have been (C) an increase in the annual rate of dividends necessary to reflect certain reclassification and recapitalization.

    The Supermajority Voting and Fair Price provision will not prevent a merger or similar transaction following a tender offer in which all shareholders receive substantially the same price for their shares and where either 66 2/3% of the shares have been voted for the merger or 66 2/3% of the Disinterested Directors have approved and a majority of the shareholders have also approved the transaction. Except for the restrictions on the specified business combinations, the Supermajority Voting and Fair Price provision will not prevent a holder of a controlling interest from exercising control over the Company or prevent such a holder from increasing his or her share ownership. The existence of the Supermajority Voting and Fair Price provision may, however, tend to encourage persons seeking control of the Company to negotiate terms of a proposed merger or similar transactions with the Company's Board of Directors.

    The Board of Directors recognizes that not all two-tiered tender offers or other two-step transactions are intended to pressure shareholders into hasty decisions or to discriminate among shareholders. However, taking all factors into consideration, the Board believes that it is appropriate to take action to reduce the possibility to two-tiered transactions which are unfair.

    While the Board believes the Supermajority Voting and Fair Price provision is in the best interest of the Company's shareholders, there are several possible negative considerations. The effect of the Supermajority Voting and Fair Price provision may be to deter a future takeover attempt which the Board has not approved, but which a majority of the shareholders may deem to be in their best interests or in which shareholders may receive a premium for their shares over the then market value. The adoption of the Supermajority Voting and Fair Price provision also may make it more difficult to obtain shareholder approval of transactions covered by the provision, such as mergers or other business combinations with persons who are Interested Stockholders, even if approved by a majority, but less than 66 2/3% of the Disinterested Directors and favored by a majority of the shareholders.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL 3 TO AMEND AND RESTATE THE COMPANY'S ARTICLES OF INCORPORATION TO PROVIDE A SUPERMAJORITY VOTING AND FAIR PRICE PROVISION.

                                   PROPOSAL 4

       AMENDMENT OF ARTICLES OF INCORPORATION CONCERNING ACTION BY WRITTEN
                             CONSENT OF SHAREHOLDERS

    Proposed Article VII of the Restated Articles provides that shareholders may not use the written consent procedure to take shareholder action without a meeting unless the action has been approved by the Board of Directors.

    Under the California General Corporation Law, unless otherwise provided in a corporation's articles of incorporation, any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice if a written consent setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting of the shareholders at which all shares entitled to vote thereon were present and voted. The Company's Articles of Incorporation do not presently contain any provision affecting the ability of shareholders of Company to act by written consent.

    Proposed Article VII would permit shareholders of the Company to act by written consent only if the Board of Directors had previously approved the action which would prevent any shareholders of the Company from using the written consent procedure to take shareholder action without advising or consulting with all other shareholders. Proposed Article VII also provides that any amendment or repeal to proposed Article VII shall require the approval of the holders of shares representing at least 66 2/3% of the combined voting power of the outstanding shares of capital stock of the Company entitled to vote, voting together as a single class.

    The Board of Directors recommends adoption of this proposed amendment in order to assure that all shareholders of the Company entitled to vote on a proposed corporate action have the opportunity to participate in determining if such action is appropriate through the normal meeting process, except in cases where the Board of Directors has approved such action. The Board of Directors believes that it is inappropriate for shareholders to take corporate action without notice to all other shareholders, even if a majority of the shareholders favors such action. It is felt that the orderly process which is normally used when actions are proposed at meetings is preferable to the consent procedure, unless the Board of Directors has approved such action. In this way, all shareholders are given an opportunity to consider proposals and, if appropriate, to inform other shareholders of their views. Additionally, management is provided with an opportunity to review and respond to proposed actions. The proposed amendment would not limit the existing right of shareholders to call a special meeting of shareholders.

    Proposed Article VII may be viewed as having the effect of discouraging an attempt by another person or entity to gain control of the Company or take action which might facilitate gaining control of the Company, after the acquisition of a substantial percentage of the shares of the Company's outstanding stock. The effect of the proposed amendment would be to encourage any person intending such a takeover to negotiate with the Board of Directors rather than to take unilateral action without notice to the Board of Directors or other shareholders. The Board of Directors believes that such an orderly procedure is in the best interests of the Company and its shareholders. However, the proposed amendment could limit shareholders' approval of certain types of transactions that might be proposed whether or not such transactions were favored by a majority of the shareholders, and could enhance the ability of officers and directors to retain their positions by precluding changes in control through the written consent procedure.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL 4 TO AMEND AND RESTATE THE COMPANY'S ARTICLES OF INCORPORATION TO PROVIDE THAT SHAREHOLDERS MAY ACT BY WRITTEN CONSENT IN LIEU OF A MEETING ONLY IF THE BOARD OF DIRECTORS HAS PREVIOUSLY APPROVED SUCH ACTION.

                                   PROPOSAL 5

         AMENDMENT OF ARTICLES OF INCORPORATION CONCERNING LIMITATION OF
                DIRECTOR LIABILITY AND INDEMNIFICATION OF AGENTS

    Proposed Article IV of the Restated Articles would limit the liability of a director of the Company to the Company or its shareholders for monetary damages for breach of the fiduciary duty of care to the fullest extent permissible under California law. Proposed Article V of the Restated Articles would permit the Company to indemnify its agents to the fullest extent permissible under California law. Although the Company's bylaws currently provide for indemnification of the Company's agents, proposed Article V would permit the Company to provide broader indemnification than specifically provided under the provisions of the California General Corporation Law (the "CGCL").

    A corporation's power to limit the liability of its directors for monetary damages is provided in Section 309 of the CGCL. Section 309 provides that a director must perform his or her duties in good faith and in a manner that such person believes to be in the best interests of the corporation and its shareholders and with such care, including reasonable inquiry, as an ordinarily prudent person in a similar position would use under similar circumstances.
Section 309 further provides that the liability of a director for monetary damages may be eliminated or limited in a corporation's articles of incorporation.

    Proposed Article IV would eliminate the liability of a director of the Company to the Company or its shareholders for monetary damages for breach of a director's fiduciary duty of care, except in certain cases for which liability cannot be eliminated under California law. Under California law, a director's liability cannot be eliminated for (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions showing a reckless disregard for the director's duty to the corporation and its shareholders in which the director was aware of a risk of serious injury to the corporation, (v) acts or omissions that constitute an unexcused pattern of inattention amounting to an abdication of the director's duty to the corporation or its shareholders, (vi) failure to comply with the director's duty to disclose the director's material financial interest in a transaction of the corporation, (vii) making an unauthorized distribution or loan to the corporation's shareholders and (viii) acts or omissions as an officer notwithstanding that the officer is also a director or that the director's negligent actions have been ratified by the corporation's directors. Further, proposed Article IV would not eliminate the liability of any director for acts that occurred prior to the effectiveness of proposed Article IV.

    In recent years, investigations, claims, actions, suits or other proceedings (including derivative actions) seeking to impose liability on, or involving as witnesses, directors and officers of corporations have become increasingly common. Such proceedings are typically extremely expensive regardless of the eventual outcome. In view of the costs and uncertainties of litigation in general, it is often prudent to settle proceedings in which claims against a director or officer are made. Settlement amounts, even if immaterial to the corporation involved and minor compared to the enormous amounts frequently claimed, often exceed the financial resources of most individuals. Even in proceedings in which a director or officer is not named as a defendant, such individual may incur substantial expenses or attorneys' fees if he or she in called as a witness or becomes involved in the proceeding in any other way. As a result, an individual may conclude that potential exposure to the costs and risks of proceedings in which he or she may become involved may exceed any benefit to him from serving as a director or officer of a corporation. This is particularly true for directors who are not also employees.

    In addition, obtaining director and officer liability insurance, which protects directors and officers from personal losses resulting from proceedings involving them by reason of their service as directors and officers, is becoming increasingly difficult and expensive. Coverage under director and officer liability insurance is no longer routinely offered by a variety of insurers at a reasonable cost and is frequently subject to severely restrictive terms.

    Competition in the financial services industry is intense and the Company's ability to compete effectively depends, in part, on its ability to attract and retain qualified persons for officer and director positions. While the Company has not experienced any problems to date in recruiting or retaining qualified persons as directors or officers, the Board of Directors believes that adoption of proposed Articles IV and V will enable the Company to continue to attract and retain qualified persons for director and officer positions. Moreover, current management may feel more confident relying on indemnity based on an indemnity agreement, as would be permissible under proposed Article V, rather than merely relying on a bylaw provision providing for the Company's ability to indemnify its agents. Accordingly, the Board of Directors has determined that the proposed amendments are in the best interests of the Company and its shareholders.

    The Company is not aware of any pending or threatened claims against any director or officer for breach of such person's fiduciary duties, and there have been no such claims in the history of the Company. However, if for any reason director and officer liability insurance coverage is not obtained or available, the provision permitting broader indemnification could require the Company in the future to pay the costs of legal defense and judgments arising out of injuries to third parties caused by the acts of its officers or directors. Further, the provision limiting director liability for monetary damages will preclude the Company and its shareholders from recovering monetary damages against directors for negligence and other acts not specifically excluded under
Section 204 of the CGCL.

    A corporation's power to indemnify its agents (including directors, officers and employees) is established by Section 317 of the CGCL. California law permits indemnification of expenses incurred in derivative or third-party actions, except that with respect to derivative actions (i) no indemnification may be made without court approval when a person is adjudged liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless a court determines such person is fairly and reasonably entitled to indemnity for expenses, and then such indemnification may be made only to the extent that such court shall determine and (ii) no indemnification may be made without court approval in respect of amounts paid or expenses incurred in settling or otherwise disposing of a threatened or pending action or amounts incurred in defending a pending action which is settled or otherwise disposed of without court approval. The indemnification permitted by Section 317 is only applicable to acts of agents taken in good faith and believed to be in the best interests of the corporation and its shareholders, as determined by a majority vote of a disinterested quorum of the directors, independent legal counsel (if a quorum of independent directors is not obtainable), a majority vote of a quorum of the shareholders (excluding shares owned by the indemnified party), or the court handling the action. California law requires indemnification when the individual has successfully defended the action on the merits.

    Section 204 of the CGCL provides that a corporation may include in its articles of incorporation provisions which extend the scope of indemnification expressly permitted by Section 317, subject to certain limitations. The most significant effect of a corporation's articles of incorporation permitting indemnification in excess of the express limits set by Section 317 for breach of duty to the corporation or its shareholders is to authorize a corporation to enter into indemnity agreements with its agents, including officers and directors.

    Proposed Article V would permit the Company to indemnify its agents in excess of that expressly provided under Section 317 of the CGCL. However,
Article V would not permit the Company to indemnify any agent for any acts, omissions or transactions from which a director may not be relieved of liability as discussed above under "Limitation of Personal Liability of Directors," as to circumstances under which indemnification is expressly prohibited by Section 317 as discussed above.

    The Board of Directors recommends adoption of proposal 5 in order to enable the Company to continue to recruit and retain qualified persons for director and officer positions. However, if for any reason director and officer liability insurance coverage is not obtained or available, proposed Articles IV and V permitting the limitation of director liability and broader indemnification, respectively, could require the Company in the future to pay the costs of legal defense and judgments arising out of injuries to third parties caused by the acts of its directors.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL 5 TO AMEND AND RESTATE THE COMPANY'S ARTICLES OF INCORPORATION (i) TO LIMIT THE LIABILITY OF A DIRECTOR OF THE COMPANY TO THE COMPANY AND ITS SHAREHOLDERS FOR MONETARY DAMAGES FOR BREACH OF A DIRECTOR'S FIDUCIARY DUTY OF CARE TO THE FULLEST EXTENT PERMISSIBLE UNDER CALIFORNIA LAW AND (ii) TO PROVIDE FOR THE ABILITY OF THE COMPANY TO INDEMNIFY ITS AGENTS TO THE FULLEST EXTENT PERMISSIBLE UNDER CALIFORNIA LAW.

                                   PROPOSAL 6

             RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

    Upon the recommendation of the Audit Committee, the Board of Directors has appointed the firm of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending December 31, 1999, subject to ratification by the shareholders. Representatives of Deloitte & Touche LLP are not expected to be present at the Company's Annual Meeting.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT AUDITORS.

         REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROPOSALS,
             NOMINATION OF DIRECTORS AND OTHER SHAREHOLDER BUSINESS

    Under the Rules of the SEC, if a shareholder wants to include a proposal in the Company's Proxy Statement and form of proxy for presentation at the Company's 2000 Annual Meeting of Shareholders, the proposal must be received by the Company at its principal executive offices by November 21, 1999.

    Under the Company's bylaws, as permitted by the SEC, certain procedures are provided which a shareholder must follow to nominate persons for election as directors or to introduce an item of business at an annual meeting of shareholders.

    Nomination of directors must be made by notification in writing delivered or mailed to the President of the Company at the Company's principal executive offices not less than 30 days or more than 60 days prior to any meeting of shareholders called for election of directors. The Company's annual meeting of shareholders is generally held on the third Tuesday of April. If the Company's 2000 Annual Meeting of Shareholders is held on schedule, the Company must receive notice of any nomination no earlier than February 18, 2000, and no later than March 19, 2000. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedures. If the Chairman of the meeting acknowledges the nomination of a person not made in compliance with the foregoing procedures, the persons named as proxies in the proxy materials relating to that meeting will use their discretion in voting the proxies when the nomination is made at the meeting.

    Notice of any business item proposed to be brought before an annual meeting by a shareholder must be received by the Secretary of the Company not less than 70 days or more than 90 days prior to the annual meeting. If the Company's 2000 Annual Meeting of Shareholders is held on schedule, the Company must receive notice of any proposed business item no earlier than January 19, 2000, and no later than February 8, 2000. If the Company does not receive timely notice, the Company's bylaws preclude consideration of the business item at the annual meeting.

    The Company's bylaws also provide that notices regarding nomination of directors must contain certain information about the director nominee. With respect to notice of a proposed item of business, the bylaws provide that the notice must include a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and certain information regarding the shareholder giving the notice. Shareholders may obtain a copy of the Company's bylaws by sending a written request to the Secretary of the Company at the Company's principal executive offices.

                                 OTHER BUSINESS

    The Company knows of no other business that will be presented at the Annual Meeting. If any other business is properly brought before the Annual Meeting, it is intended that proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

    Whether or not you intend to be present at the Annual Meeting, we request you to return your signed proxy promptly.

                                       By Order of the Board of Directors,



                                       David H. Scott, Secretary

Redding, California
March 19, 1999

                   SUPPLEMENTAL 1998 ANNUAL REPORT INFORMATION

        The following information is being furnished to shareholders of Redding Bancorp (the "Company") as part of the Redding Bancorp 1998 Annual Report to Shareholders and should be read in conjunction therewith.

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

        The Company is aware that Van Kasper & Company located at 600 California Street, Suite 1700, San Francisco, California 94108, and Hoefer & Arnett, Incorporated located at 353 Sacramento Street, 10th Floor, San Francisco, California 94111, handle trades in the Company's Common Stock. Trades may be reported on the National Association of Securities Dealers' Electronic Bulletin Board. There is no established public trading market for the Company's Common Stock.

        The following table, which summarizes trading activity during the Company's last two fiscal years, is based on information provided by Van Kasper & Company. The quotations reflect the price that would be received by the seller without retail mark-up, mark-down or commissions and may not have represented actual transactions.

                                           Sales Price
                                        -----------------
             Quarter Ended:             High          Low          Volume
             --------------             ----          ---          ------
             March 31, 1997            $10.67        $10.67         2,175
             June 30, 1997             $10.67        $10.67        32,280
             September 30, 1997        $10.83        $10.33        19,914
             December 31, 1997         $11.42        $10.00        26,223

             March 31, 1998            $11.33        $10.67         4,440
             June 30, 1998             $11.42        $10.75           648
             September 30, 1998        $16.00        $16.00           426
             December 31, 1998         $17.50        $17.50         1,288

        On October 22, 1998, the Company paid a $.50 per share cash dividend to shareholders of record on October 1, 1998. On October 22, 1997, the Company paid a $.33 per share cash dividend to shareholders of record as of October 1, 1997, and on October 22, 1996, the Company paid a $.25 per share cash dividend to shareholders of record as of October 1, 1996.

        The Company's ability to pay dividends is subject to certain regulatory requirements. The Federal Reserve Board ("FRB") generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The FRB's policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

        The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if, after such transaction, the institution would be undercapitalized.

         In addition to the restrictions imposed under federal law, banks chartered under California law generally may only pay cash dividends to the extent such payments do not exceed the lesser of retained earnings of the bank or the bank's net income for its last three fiscal years (less any distributions to shareholders during such period). In the event a bank desires to pay cash dividends in excess of such amount, the bank may pay a cash dividend with the prior approval of the Superintendent in an amount not exceeding the greatest of the bank's retained earnings, the bank's net income for its last fiscal year, or the bank's net income for its current fiscal year.

        Regulators also have authority to prohibit a depository institution from engaging in business practices which are considered to be unsafe or unsound, possibly including payment of dividends or other payments under certain circumstances even if such payments are not expressly prohibited by statute.

        As of March 1, 1999, there were approximately 298 holders of record of the Company's Common Stock.

                              CHANGE IN ACCOUNTANTS

        Effective April 1, 1998, Deloitte & Touche LLP was engaged as the Company's principal independent auditors to audit the Company's consolidated financial statements for the year ended December 31, 1998, and KPMG LLP was dismissed. The decision to change independent auditors was approved by the Audit Committee of the Company's Board of Directors. In the period from December 31, 1992, through December 31, 1997, KPMG LLP issued no audit report which was qualified or modified as to uncertainty, audit scope or accounting principles, or which contained adverse opinions or disclaimers of opinion on any of the Company's financial statements and, during the period from December 31, 1992, through March 31, 1998, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

                       ADDITIONAL SELECTED FINANCIAL DATA

        The selected condensed consolidated financial data set forth below for the five years ended December 31, 1998, have been derived from the Company's audited financial statements. The selected condensed consolidated financial data set forth below as of December 31, 1996, 1995 and 1994, and for the two years ended December 31, 1995, have been derived from the Company's historical financial statements not included in this report. The Company's historical financial statements may not be indicative of future performance. The information set forth below should be read in conjunction with "Financial Information-Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's historical financial statements and notes thereto, included elsewhere in the Annual Report.

                                              YEAR ENDED DECEMBER 31,
                                              -----------------------
                             1998         1997          1996         1995          1994
                             ----         ----          ----         ----          ----
                                     (dollars in thousands, except share data)
STATEMENTS OF INCOME:

Total Interest Income      $ 16,322     $ 15,764      $ 15,565     $ 15,122      $ 11,292

Net Interest Income          10,436        9,430         8,767        8,740         6,966

Provision for Loan              500        1,024         2,160        1,045           655
Losses

Total Other Income            2,539        2,636         2,079        1,698           843

Net Income                    4,054        3,658         2,615        2,931         2,158

BALANCE SHEETS:

Total Assets                216,085      204,820       192,389      185,995       156,829

Total Loans                 148,202      113,410       111,353      115,668       104,939

Allowance for Loan
and Lease Losses (ALLL)     (3,235)      (2,819)       (2,294)      (2,053)       (1,730)

Total Deposits              188,621      180,673       171,368      166,869       140,824

Shareholders' Equity       $ 24,654     $ 21,825      $ 19,180     $ 17,266      $ 14,411

PERFORMANCE RATIOS:

Return on Average Assets      1.98%        1.83%         1.35%        1.74%         1.50%

Return on Average Equity     18.04%       18.27%        14.41%       18.45%        15.69%

Dividend Payout              33.18%       24.62%        25.83%       23.04%        26.08%

Average Equity to
Average Assets               10.97%       10.03%         9.35%        9.42%         9.58%

Tier 1 Risk-Based
Capital Ratio - Bank         14.33%       14.91%        13.70%       13.40%        13.25%

Total Risk-Based
Capital Ratio - Bank         15.58%       16.16%        14.90%       14.60%        14.45%

Net Interest Margin           5.57%        5.20%         4.96%        5.62%         5.21%

Earning Assets to
Total Assets                 91.48%       90.90%        91.10%       92.30%        93.10%

Nonperforming Assets
to Total Assets                .49%         .50%         3.63%        1.64%          .96%

Annualized Net
Charge-offs                    .06%         .44%         1.64%         .64%          .05%

ALLL to Total Loans           2.18%        2.49%         2.06%        1.77%         1.65%

Nonperforming Loans
to ALLL                      30.54%       23.90%        99.10%      137.40%        84.50%

SHARE DATA:

Common Shares
Outstanding (in
thousands)                    2,690        2,684         2,700        2,700         2,700

Book Value Per Share          $9.12        $8.13         $7.10        $6.39         $5.34

Basic Earnings Per Share      $1.51        $1.36         $0.97        $1.08         $0.80

Diluted Earnings Per Share    $1.42        $1.35         $0.97        $1.08         $0.80

Cash Dividends Per Share      $.050        $0.33         $0.25        $0.25         $0.21

EXHIBIT 2 AMENDED ARTICLES OF INCORPORATION

                       RESTATED ARTICLES OF INCORPORATION


        RUSSELL L. DUCLOS and LINDA J. MILES certify that:

        1. They are the president and the chief financial officer, respectively, of REDDING BANCORP, a California corporation.

        2. The articles of incorporation of this corporation are amended and restated to read as follows:

                            ARTICLES OF INCORPORATION

                                       OF

                                 REDDING BANCORP

                                        I

        The name of this corporation is Redding Bancorp.

                                       II

        The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California, other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

                                       III

        This corporation is authorized to issue two classes of shares designated respectively "Common Stock" and "Preferred Stock." The number of shares of Common Stock authorized is 10,000,000 and the number of shares of Preferred Stock authorized is 2,000,000.

        The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

                                       IV

        The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

                                        V

        The Board of Directors of this corporation may by bylaw, agreement or otherwise provide for the indemnification of agents to the fullest extent permissible under California law.

                                       VI

        Section 1. In addition to any affirmative vote required by law or these articles of incorporation, and except as otherwise expressly provided in Section 2 of this Article VI, any "Business Combination" (as hereinafter defined) shall require the affirmative vote of the holders of at least 66-2/3% of the then outstanding shares of capital stock of this corporation entitled to vote other than the voting stock of which an Interested Stockholder (as hereinafter defined) or an Affiliate (as hereinafter defined) is a beneficial owner, voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required or that a lesser percentage may be specified by law or otherwise.

        In addition to the higher vote requirement, except as otherwise expressly provided in Section 2 of this Article VI, prior to effecting any such Business Combination all of the following conditions shall have been met:

        A. The aggregate amount of the cash and the "Fair Market Value" (as hereinafter defined) as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of the Common Stock in such Business Combination shall be at least equal to the higher of the following:

               (1) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the "Interested Stockholder" for any shares of the Common Stock acquired by it (a) within the two-year period immediately prior to the first public announcement of the proposal of the Business Combination (the "Announcement Date") or (b) in the transaction in which it became an Interested Stockholder, if within two years of the Announcement Date, whichever is higher; and

               (2) the Fair Market Value per share of the Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder the ("Determination Date"), if within two years of the Announcement Date, whichever is higher.

        B. The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of shares of any other class of outstanding stock of this corporation shall be at least equal to the highest of the following:

               (1) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of such class of stock acquired by it (a) within the two-year period immediately prior to the Announcement Date or (b) in the transaction in which it became an Interested Stockholder, if within two years of the Announcement Date, whichever is higher;

               (2) (if applicable) the highest preferential amount per share to which the holders of shares of such class of stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation; and

               (3) the Fair Market Value per share of such class of stock on the Announcement Date or on the Determination Date, if within two years of the Announcement Date, whichever is higher.

        C. The consideration to be received by holders of a particular class of outstanding stock of this corporation (including Common Stock) shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class of stock. If the Interested Stockholder has paid for shares of any class of stock with varying forms of consideration, the form of consideration for such class of stock shall be either cash or the form used to acquire the largest number of shares of such class of stock previously acquired by it. The price determined in accordance with subparagraphs A and B of this Section



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

1 shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination of shares or similar event.

        D. After such shareholder has become an Interested Stockholder and prior to the consummation of such Business Combination and except to the extent that the corporation may be prohibited by law from making a distribution to shareholders: (1) except as approved by 66-2/3% of the "Disinterested Directors" (as hereinafter defined), there shall have been no failure to declare and pay at the regular date therefor any dividends (whether or not cumulative) on the outstanding Preferred Stock of this corporation; (2) there shall have been (a) no reduction in the annual rate of dividends paid on the Common Stock of this corporation (except an necessary to reflect any subdivision of the Common Stock), except as approved by 66-2/3% of the Disinterested Directors, and (b) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number or outstanding shares of the Common Stock, unless the failure so to increase such annual rate is approved by 66-2/3% of the Disinterested Directors; and (3) such Interested Stockholder shall have not become the beneficial owner of any additional shares of stock of this corporation except as part of the transaction which results in such shareholder becoming an Interested Stockholder within the two year period prior to such consummation.

        E. After such shareholder has become an Interested Stockholder, such Interested Stockholder shall not have received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by this corporation or any "Subsidiary" (as hereinafter defined), whether in anticipation of or in connection with such Business Combination or otherwise.

        F. A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to all holders of the stock of this corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).

        Section 2. The provisions of Section 1 of this Article VI shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by law and any other provision of these articles of incorporation, if the Business Combination shall have been approved by 66-2/3% of the Disinterested Directors; or, if either

        A. there is pending against any Subsidiary any proceeding or other action by the Federal Deposit Insurance Corporation pursuant to 1818(a) or 1823(c) of Title 12 of the United States Code; or

        B. there is outstanding against any Subsidiary any order of the Superintendent of Banks pursuant to Financial Code 662, 3100-3132 or 3180-3187 or any other provision of similar purpose as hereinafter adopted and as the same may be amended at a future time.

        Section 3. For the purposes of this Article VI the following definitions apply:

        A. A "person" means any individual, firm, corporation or other entity.

        B. "Interested Stockholder" means any person (other than this corporation or any Subsidiary) who or which:

               (1) is the beneficial owner, directly or indirectly, of more than 20% of the issued and outstanding stock of this corporation; or

               (2) is an "Affiliate" of this corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 20% or more of the issued and outstanding stock of this corporation; or

               (3) is an assignee of or has otherwise succeeded to any shares of stock of this corporation which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

        C. A person shall be a "beneficial owner" of stock of this corporation:

               (1) which such person or any of its Affiliates or Associates (as hereinafter defined) beneficially owns, directly or indirectly; or

               (2) which such person or any of its Affiliates or Associates has
        (a) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (b) the right to vote pursuant to any agreement, arrangement or understanding; or

               (3) which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of stock of this corporation.

        D. "Business Combination" shall include:

               (1) any merger or consolidation of the corporation or any Subsidiary with (i) any Interested Stockholder or (ii) any other corporation (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate of an Interested Stockholder; or

               (2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder or any Affiliate of any Interested Stockholder of any assets of the corporation or any Subsidiary having an aggregate Fair Market Value of 10% of the total value of the assets of the corporation reflected in the most recent balance sheet of the corporation; or

               (3) the issuance or transfer by the corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the corporation or any Subsidiary to any Interested Stockholder or any Affiliate of any Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of 20% of shareholders' equity or more; or

               (4) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by or on behalf of any Interested Stockholder or any Affiliate of any Interested Stockholder; except that this provision shall not limit the right of the stockholders to elect voluntarily to wind up or dissolve the corporation by the vote of stockholders holding shares of stock representing more than 50% of the stock then entitled to vote in the election of directors; or

               (5) any reclassification of the corporation's securities (including any reverse stock split), or recapitalization of the corporation, or any merger or consolidation of the corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving any Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate beneficial ownership of any Interested Stockholder or any Affiliate of any Interested Stockholder in the outstanding shares of any class of equity or convertible securities of the corporation or any Subsidiary.

        E. "Affiliate," and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on February 1, 1999.

        F. "Disinterested Director" means any member of the Board of Directors who is unaffiliated with the Interested Stockholder and was a member of the Board of Directors prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor of a Disinterested Director who in unaffiliated with the Interested Stockholder and is recommended to succeed a Disinterested Director by a majority of Disinterested Directors then on the Board of Directors.

        G. "Fair Market Value" means, (i) in the case of stock, (A) the average of the last reported sale price per share of the Common Stock on the NASDAQ National Market, or any similar system of automated dissemination of quotations of securities prices then in common use, if so quoted, for ten (10) consecutive Trading Days (as defined below) preceding the date of such computation, or (B) if not quoted as described in clause (A), the mean between the high bid and low asked quotations for the Common Stock as reported by the National Quotation Bureau Incorporated if at least two securities dealers have inserted both bid and asked quotations for the Common Stock on at least 15 of the 30 preceding Trading Days, or (C) if the Common Stock is listed or admitted for trading on any national securities exchange, the last reported sale price, or the closing bid price if no sale occurred, of the Common Stock on the principal securities exchange on which the Common Stock is listed, or (D) if no such quotations are available, the fair market value on the date in question of a share of such stock as determined in good faith by a majority of the Disinterested Directors (or if there are no Disinterested Directors, then by a majority of the Board of Directors), and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined in good faith by a majority of the Disinterested Directors (or if there are no Disinterested Directors, then by a majority of the Board of Directors). As used herein, the term "Trading Days" means (x) if the Common Stock is quoted on the NASDAQ National Market or any similar system of automated dissemination of quotations of securities prices, days on which trades may be made on such system, or (y) if not quoted as described in clause (x), days on which quotations are reported by the National Quotation Bureau Incorporated, or (z) if the Common Stock is listed or admitted for trading or any national securities exchange, days on which such national securities exchange is open for business.

        H. "Subsidiary" means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by this corporation; provided, however, that for purposes of the definition of Interested Stockholder, the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned directly or indirectly by this corporation.

        In the event of any Business Combination in which this corporation survives, the phrase "other consideration to be received" as used in Section 1 of this Article VI shall include the shares of stock of this corporation retained by the holders of such shares.

        Section 4. A majority of the Directors shall have the power and duty to determine for the purposes of this Article VI, on the basis of information known to them after reasonable inquiry, (A) whether a person is an Interested Stockholder, (B) the number of shares of stock of this corporation beneficially owned by any person, (C) whether a person is an Affiliate or Associate of another, or (D) whether the assets which are the subject of any Business Combination constitute substantially all assets of this corporation. A majority of the Directors shall have the further power to interpret all of the terms and provisions of this

Article VI.

        Section 5. Nothing contained in this Article VI shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.




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



        Section 6. Notwithstanding any other provisions of these articles of incorporation or the by-laws (and notwithstanding the fact that a lesser percentage may be specified by law, the articles of incorporation or the by-laws) the affirmative vote of the holders of 66-2/3% or more of the outstanding stock of this corporation, and if there is an Interested Stockholder, the affirmative vote of holders of a majority of the outstanding stock excluding shares held by the Interested Stockholder shall be required to amend, repeal or adopt any provisions inconsistent with this Article VI.

                                       VII

        Section 1. Any action required to be taken at any annual or special meeting of shareholders of this corporation, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided that the Board of Directors of this corporation, by resolution, shall have previously approved any such action.

        Section 2. Notwithstanding any other provisions of these articles of incorporation or the by-laws (and notwithstanding the fact that a lesser percentage may be specified by law, the articles of incorporation or the by-laws) the affirmative vote of the holders of 66-2/3% or more of the outstanding stock of this corporation shall be required to amend, repeal or adopt any provisions inconsistent with this Article VII.

        3. The foregoing amendment and restatement of articles of incorporation has been duly approved by the Board of Directors.

        4. The foregoing amendment and restatement of articles of incorporation has been duly approved by the required vote of shareholders in accordance with
Section 902 of the Corporations Code. The total number of outstanding shares of the corporation is 2,690,103. The number of shares voting in favor of the amendment equaled or exceeded the vote required.
The percentage vote required was more than 50%.

        We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

        Date:  April 21, 1999

                                        /s/ Russell L. Duclos
                                        ---------------------------------------
                                        Russell L. Duclos, President


                                        /s/ Linda J. Miles
                                        ---------------------------------------
                                        Linda J. Miles, Chief Financial Officer







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